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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A-1	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, par value RUR 0.10 per Share

(Title of Class of Securities)

6074091

(CUSIP Number)

Dr. Manfred Balz

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

D-53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). T-Mobile International AG & Co KG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 622,136,738

	8.	Shared Voting Power 160,247,802

	9.	Sole Dispositive Power 622,136,738

	10.	Shared Dispositive Power 160,247,802

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782,384,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 39.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deutsche Telekom AG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 622,136,738

	8.	Shared Voting Power 160,247,802

	9.	Sole Dispositive Power 622,136,738

	10.	Shared Dispositive Power 160,247,802

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782,384,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 39.3%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003 (the “Schedule 13D”) of T-Mobile International AG & Co KG (“T-Mobile International”) and Deutsche Telekom AG (“DTAG”) with respect to the common stock, par value RUR 0.10 per common share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On April 14, 2003, T-Mobile International sold 99,400,000 Shares through an investment bank to institutional investors.  The purpose of the sale was for T-Mobile International to realize the cash proceeds.  Furthermore, on April 16, 2003, Sistema notified T-Mobile International that it is exercising its Option to purchase 199,332,614 Shares pursuant to the terms and conditions set forth in the Call Option Agreement.  Upon the closing of Sistema's exercise of its Option, the transactions contemplated by the Unwind Agreement shall no longer occur.  The 199,332,614 Shares include the Shares held by ISH that would have been transferred pursuant to the Unwind Agreement.  T-Mobile International has not altered its intention to reduce its holdings by an additional 1,000,693 Shares, which may occur at any time in one or more sales transactions.  There can be no assurance as to whether or when any such additional sale or sales will occur.  This Amendment does not constitute an offer of any securities for sale.

Except as set forth in the Schedule 13D and this Amendment, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional Shares from time to time to the extent permitted by the agreements described in the Schedule 13D and applicable law.  Any action or actions the Reporting Persons might undertake in respect of their Shares will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Item 5.	Interest in Securities of the Issuer

(a) and (b).  The sale of Shares to institutional investors is expected to close on or about April 22, 2003.  The effect of this sale will be to reduce the number of Shares beneficially owned by T-Mobile International by 4.9% of the Shares outstanding based on the 1,993,326,138 Shares represented to be outstanding in the Call Option Agreement.  Subject to the terms of the Call Option Agreement, T-Mobile International has sole voting and dispositive power with respect to the 782,384,540 Shares it holds of record.  For purposes of the Schedule 13D and this Amendment, DTAG is also reported as having sole voting and dispositive power over such shares by virtue of its control over T-Mobile International. As T-Mobile International’s sole shareholder, DTAG may be deemed to own all such Shares beneficially.

The Reporting Persons may be deemed to be a group with Sistema, ISH, Vladimir P. Evtushenkov or VAST by virtue of the Call Option Agreement and other related agreements.  However, each Reporting Person expressly disclaims that it is such a member.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c).  Except for the transaction described herein and the Call Option Agreement and other related agreements described in Item 4 of the Schedule 13D, there have been no transactions in Shares by either Reporting Person or, to the best of the Reporting Persons’ knowledge, any of the persons set forth in Exhibit A to the Schedule 13D during the past 60 days.

(d). No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2003

T-MOBILE INTERNATIONAL AG & CO KG

By:	/s/ Uli Kühbacher
Name: Uli Kühbacher
Title: Holder of Power of Prokuration

By:	/s/ Wolfgang Kniese
Name: Wolfgang Kniese
Title: Holder of Power of Prokuration

DEUTSCHE TELEKOM AG

By:	/s/ Kevin Copp
Name: Kevin Copp
Title: Legal Counsel

By:	/s/ Martin E. Auer
Name: Martin E. Auer
Title: Legal Counsel

Exhibit Index

Exhibit A	Directors and Executive Officers of the Reporting Persons	(i)
Exhibit B	Joint Filing Agreement	(i)
Exhibit C	Call Option Agreement	(i)
Exhibit D	Shareholders’ Agreement	(i)
Exhibit E	Unwind Agreement	(i)

(i) Previously filed as an Exhibit to the Schedule 13D on March 24, 2003.